Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 12 DATED JANUARY 22, 2016

TO THE PROSPECTUS DATED APRIL 27, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 27, 2015, as supplemented by Prospectus Supplement No. 1, dated May 12, 2015, Prospectus Supplement No. 2, dated May 15, 2015, Prospectus Supplement No. 3, dated June 5, 2015, Prospectus Supplement No. 4, dated July 10, 2015, Prospectus Supplement No. 5, dated July 30, 2015, Prospectus Supplement No. 6, dated August 12, 2015, Prospectus Supplement No. 7, dated September 9, 2015, Prospectus Supplement No. 8, dated October 14, 2015, Prospectus Supplement No. 9, dated November 17, 2015, Prospectus Supplement No. 10, dated November 23, 2015, and Prospectus Supplement No. 11, dated December 9, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To update the section of the Prospectus titled “Management of the Company”; and

D.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of January 20, 2016, we had raised gross proceeds of approximately $161.3 million from the sale of approximately 16.7 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On December 17, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from December 1 through December 31, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On January 4, 2016, $548,700 of these distributions were paid in cash and on December 31, 2015, $383,779 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Management of the Company”

The first sentence of the second paragraph of the “Management of the Company—Limited Liability and Indemnification of Managers, Officers, Employees and Other Agents” section of the Prospectus is deleted in its entirety and replaced with:

“The SEC and certain states, including Pennsylvania, take the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable.”

D.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of December 31, 2015:

Investments

Since the Company commenced operations and through December 31, 2015, the Company has funded in excess of $224.5 million in in aggregate investments, including $28.0 million in short-term investments. Of the aggregate investment amount, the Company has received $112.3 million in full aggregate transaction repayments from existing and exited trade finance and term loan facilities. Of the aggregate transaction repayment amount, approximately $43.2 million represents transactions of trade finance and term loan facilities that are closed and no longer part of the Company’s portfolio.

As of December 31, 2015 the Company had the following investments:

Investment Portfolio
Description	Sector	Country	Investment Type	Maturity[1]		Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agriculture Distributor[5]	Farm-Product Raw Materials	Argentina	Trade Finance	9/23/2016		9.00%	$13,000,000	$9,700,000	Job Creation
Agricultural Supplies Distributor	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	1/14/2016		10.38%	$10,000,000	$5,071,000	Job Creation
Beef Exporter[6]	Meat Products	Argentina	Trade Finance	4/30/2016		11.98%	$9,000,000	$9,000,000	Job Creation
Chia Seed Exporter[7]	Field Crops, Except Cash Grains	Chile	Trade Finance	12/11/2016		11.50%	$2,000,000	$1,900,000	Agricultural Productivity
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	7/1/2015	[7]	12.75%	$750,000	$181,943	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	3/3/2016		12.00%	$2,000,000	$1,000,000	Job Creation
Dairy Co-Operative[8]	Dairy Products	Argentina	Trade Finance	3/31/2016		10.90%	$6,000,000	$6,000,000	Job Creation
Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017		15.21%[9]	$3,250,000	$2,940,000	Job Creation
Electronics Assembler[10]	Communications Equipment	South Africa	Trade Finance	4/15/2016		13.00%	$11,000,000	$5,918,086	Job Creation
Farm Supplies Distributor	Miscellaneous Non- Durable Goods	Zambia	Trade Finance	10/25/2015	[11]	12.38%	$10,000,000	$4,500,000	Job Creation
Farm Supplies Wholesaler	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	12/3/2015		12.50%	$1,500,000	$1,250,000	Agricultural Productivity
Fish Processor & Exporter	Commercial Fishing	Ecuador	Trade Finance	6/19/2016		9.00%	$2,000,000	$1,756,243	Job Creation
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	[12]	17.50%	$1,250,000	$667,838	Job Creation
Integrated Steel Producer	Steel Works, Blast Furnaces, and Rolling and Finishing Mills	Zambia	Trade Finance	2/14/2016		13.00%	$6,000,000	$6,000,000	Job Creation
IT Service Provider	Computer Programming and Data Processing	Brazil	Term Loan	10/31/2019		13.50%	$14,000,000	$5,500,000	Job Creation
Marine Logistics Provider[13]	Services Incidental to Water Transportation	Nigeria	Term Loan	9/16/2020		15.59%	$16,050,000	$12,956,833	Capacity- Building
Meat Processor	Meat Products	South Africa	Trade Finance	1/28/2016		14.50%	$2,800,000	$1,024,816	Job Creation
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	8/15/2016		17.50%	$2,500,000	$2,500,000	Job Creation
Oilseed Distributor	Fats and Oils	Argentina	Trade Finance	2/3/2016		8.89%	$3,100,000	$3,100,000	Job Creation
Rice Importer	Farm-Product Raw Materials	Kenya	Trade Finance	2/18/2016		11.33%[14]	$1,000,000	$375,182	Food Security
Rice Producer	Cash Grains	Tanzania	Trade Finance	10/26/2015	[15]	11.50%	$3,900,000	$3,900,000	Job Creation
Sesame Seed Exporter	Farm-Product Raw Materials	Guatemala	Trade Finance	3/31/2016		12.00%	$2,000,000	$1,000,000	Agricultural Productivity
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017		17.43%[16]	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	2/11/2016		15.00%	$2,500,000	$724,219	Job Creation

Investment Portfolio Total							$128,600,000	$89,966,160

Short-Term Investments[17]
Agricultural Products Exporter[18]	Farm-Product Raw Materials	Singapore	Short- Term	8/22/2015		11.50%	$10,000,000	$10,000,000	N/A
Meat Producer[19]	Meat Products	South Africa	Short- Term	1/31/2016		14.50%	$2,000,000	$1,500,000	NA

Short-Term Investment Total							$12,000,000	$10,500,000

Investment Portfolio and Short-Term Investment Totals							$140,600,000	$101,466,160

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower.
[2]	Interest rates are as of December 31, 2015. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of December 31, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	Between December 18 and December 29, 2015, the Company funded three separate transactions totaling $8,000,000 to the Agriculture Distributor as part of an existing $13,000,000 trade finance facility at an interest rate of 9.00%. Secured by purchase contracts and receivables, the first transaction matured on January 10, 2016 and the remaining two transactions are set to mature on September 3 and September 23, 2016. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports, and increased agricultural productivity. For the Company’s Argentine borrowers, the Company provides export finance, where the international buyers are typically developed market companies or large conglomerates.
[6]	On December 11, 2015, the Company funded $1,000,000 to the Beef Exporter as part of an existing $9,000,000 revolving trade finance facility at an interest rate of 11.98%. Secured by purchase contracts and receivables, this transaction is set to mature on April 30, 2016. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports, and increased agricultural productivity. For the Company’s Argentine borrowers, the Company provides export finance, where the international buyers are typically developed market companies or large conglomerates.
[7]	On December 16 and December 18, 2015, the Company funded $1,000,000 and $900,000, respectively, as part of a new $2,000,000 revolving trade finance facility with the Chia Seed Exporter. With a fixed interest rate of 11.50%, both transactions are set to mature on December 11, 2016, respectively, and are secured by purchase contracts and receivables. The borrower anticipates that the Company’s financing will support the growth of its export business, improve agricultural productivity, and contribute to healthy customer lifestyles.
[8]	On December 3, 2015, the Company funded $2,500,000 to the Dairy Co-Operative as part of an existing $6,000,000 revolving trade finance facility at a fixed interest rate of 10.90%. Secured by purchase contracts and receivables, this transaction is set to mature on March 31, 2016.
[9]	The interest rate includes 2.50% of deferred interest.
[10]	On December 4 and December 18, 2015, the Company funded $705,510 and $1,000,000, respectively, as part of an existing $11,000,000 revolving trade finance facility with the Electronics Assembler. With a fixed interest rate of 13.00%, the transactions are set to mature on February 24 and April 15, 2016, respectively, and are secured by receivables as well as specific inventory being imported into South Africa from Asia. It is anticipated that the Company’s financing will support the borrower in satisfying growing customer demand and increasing its employee base.
[11]	The Company and the Farm Supplies Distributor have mutually agreed to extend the principal maturity date as the borrower continues to make interest payments as agreed.
[12]	The Company and the Fruit & Nut Distributor have mutually agreed to extend the principal maturity date through January 31, 2016.
[13]	On December 21, 2015, the Company funded $130,000 as part of an existing $16,050,000 senior secured five-year term loan commitment to the Marine Logistics Provider. With a maturity date of September 16, 2020, the $130,000 funding will accrue interest at a variable rate of one month Libor +10.5% plus 4.68% in deferred fixed interest. It is anticipated that the Company’s financing will enable the company to pursue its long-term growth objectives while supporting employee capacity-building initiatives and employment generation.
[14]	The interest rate is a variable rate of three month Libor +11.00%.
[15]	The Company and the Rice Producer have mutually agreed to extend the principal maturity date as the borrower continues to make interest payments as agreed.
[16]	The interest rate includes 5.00% of penalty interest because the borrower has missed making required interest payments. On August 27, 2015, the Company was informed that the borrower had filed for judicial recuperation with the local court in Brazil. The filing allows the borrower time to present a comprehensive plan of restructure to the Company.
[17]	Short-Term Investments are defined as investments that generally meet the standard underwriting guidelines for trade finance and term loan transactions and that also have the following characteristics: (1) maturity of less than one year, (2) loans to borrowers to whom, at the time of funding, the Company does not expect to re-lend. Impact data is not tracked for Short-term Investments.
[18]	The transaction is secured by specific collateral held by the borrower’s subsidiaries in Kenya, Tanzania, and Zambia. The Company and the borrower have mutually agreed to extend the principal maturity date through February 7, 2016.
[19]	On December 8, 2015, the Company funded $750,000 as part of an existing $2,000,000 senior secured purchase and repurchase trade finance facility to the Meat Producer. As part of the Company’s Short-Term Investment strategy, the transaction has a fixed interest rate of 14.50%, is set to mature on January 31, 2016, and is supported by inventory.

As of December 31, 2015 the Company had exited the following investments:

Investment Portfolio
Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	10/15/2014	$8,196,189	8/14/2015	13.02%	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	9/1/2014	$1,400,000	9/16/2015	14.27%	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/23/2014	$12,000,000	10/15/2015	15.29%	Job Creation
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Industrial Materials Distributor	Mineral and Ores	South Africa	Trade Finance	11/20/2014	$4,030,000	12/15/2015	13.64%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%	Equality & Empowerment

Investment Portfolio Totals					$40,156,266

Investment Portfolio—Weighted Average IRR							14.39%

Short-Term Investments[1]
Financial Services Provider	Miscellaneous Business Credit Institutions	Mauritius	Short-Term	9/23/2014	$3,000,000	11/17/2014	15.94%	N/A

Short-Term Investments Total					$3,000,000

Short-Term Investments—Weighted Average IRR							15.94%

Investment Portfolio and Short-Term Investments Totals					$43,156,266

Investment Portfolio and Short-Term Investments—Weighted Average IRR							14.50%

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics1

Total Assets (est.)	$140,300,000
Current Loan Commitments	$128,600,000
Leverage	0%
Weighted Average Portfolio Loan Size	$4,452,094
Weighted Average Portfolio Duration	0.69 years
Weighted Average Position Yield	12.59%
Average Collateral Coverage Ratio	1.51x
USD Denominated	100%
Senior Secured First-Lien	100%
Countries[2]	12
Sectors[2]	17

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Marine Logistics Provider	Nigeria	9.2%
Agriculture Distributor	Argentina	6.9%
Beef Exporter	Argentina	6.4%
Dairy Co-Operative	Argentina	4.3%
Integrated Steel Producer	Zambia	4.3%

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.

[2]	This represents all countries/sectors where the Company currently has a loan commitment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[3]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s Investment Portfolio.

2.	The following disclosure supplements the “Business—Investments—Overview—Impact Overview” section of the Prospectus to provide an overview of the investment portfolio impact data collected by Company as of December 31, 2015:

The Company’s borrower companies currently employ a total of 12,336 employees1

Percentage of the Borrowers that:
Comply with local environmental, labor, health, safety and business laws, standards and regulations	100%
Demonstrate their positive impact on the community through community service and/or community donations	92%
Commit to working towards implementing international environmental and health and safety best practices	100%
Implement environmentally sustainable practices including energy savings, waste reduction and/or water conservation	79%
Top 5 Borrower Impact Objectives
1. Job Creation	83%
2. Agricultural Productivity & Food Security	29%
3. Capacity-Building	13%
4. Equality & Empowerment	8%
5. Wage Increase	8%
Top 5 Borrower Environmental and Social Practices
1. Charitable Donations
2. Fair Hiring and Recruiting
3. Maternity/Paternity Leave
4. Energy Savings
5. Waste Reduction

[1]	All information provided in this section pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.

3.	The following disclosures are inserted in the section titled “Business—Investments—Investment Spotlights” on page 79 of the Prospectus:

Integrated Steel Producer

Investment Overview

Investment Type	Senior Secured Trade Finance
Structure	Purchase and Repurchase Loan Facility
Facility Amount[1]	$6,000,000
Interest Rate	13.00%
Approximate Repayment Period[2]	< 1 year
Sector	Steel Works, Blast Furnaces, And Rolling And Finishing Mills
Collateral Coverage Ratio[3]	≥20x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Job Creation

[1]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.

[2]	Represents approximate repayment period of transactions drawn under the facility. Due to the revolving nature of trade finance facilities and the timing of their underlying transactions, the length of each transaction repayment period may vary, but generally will not exceed one year.
[3]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

As noted by the World Bank, Zambia has experienced exponential growth as GDP has increased approximately 225% from $8.3 billion in 2005 to $27.1 billion in 2014. As a result, Zambia is recognized as one of the world’s fastest growing economies and, as the World Economic Forum notes, within the top 10 most competitive economies in the greater Sub-Saharan Africa region. However, Zambia’s full economic development potential has yet to be realized as facilitating factors, such as access to finance and adequate supply of infrastructure, have limited private company growth.

In an effort to help alleviate these economic development constraints and support a burgeoning Zambian private sector, the Company extended a $6,000,000 trade financing facility in August 2015 to a wholly Zambian-owned steel producer engaged in the manufacturing of finished steel products in an integrated, sustainable and environmentally-conscious way. Established in 1989, the borrower has long been a partner in Zambia’s socio-economic development and is the country’s first integrated steel and iron manufacturer who has built a reputation for delivering cost efficient, quality products to local infrastructure-related industries that have traditionally relied upon expensive steel imports. The borrower estimates Zambian steel demand to be approximately one million tons per year and is currently expanding its operations to meet the growing needs of the country’s construction, manufacturing, engineering, and mining industries.

In support of its strategic growth objectives, the borrower is utilizing the Company’s financing as a source of short-term capital to generate liquidity, purchase additional raw material, and support additional production capacity. Recognized in Zambia as a leading employer in the region, the borrower expects to quadruple its employee base once its plant reaches full manufacturing capacity. Also, in addition to providing a valuable physical infrastructure input, the borrower assumes a leadership role in stewarding the country’s social infrastructure by actively managing the environmental and social impact of its operations, supporting local primary and secondary schools, and drilling water boreholes to improve access to water for local communities.

IT Service Provider

Investment Overview

Investment Type	Senior Secured Term Loan
Structure	Term Loan Due 10/31/2019
Facility Amount[1]	$14,000,000
Interest Rate	13.50%
Sector	Computer Programming, Data Processing, And Other Computer Related Services
Cash Flow Coverage Ratio[2]	>1.20x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Job Creation

[1]	The facility amount represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the facility by the borrower may change over time.
[2]	The cash flow coverage ratio is the ratio of the projected total cash available at the end of the current year to the annual interest and principal payments due on outstanding debt.

Borrower Background

Established in 1988, the borrower is a Sao Paulo-based information technology company that provides data center, backup site, service desk, and IT infrastructure solutions to local SMEs and government institutions throughout Brazil. The Company’s term loan financing provides the borrower with a source of capital to finance specific capital expenditures associated with certain servicing contracts, and to support job creation. The Company’s term loan facility with the borrower is secured by service contracts, receivables, and a pledge of the borrower’s shares.

Rice Importer

Investment Overview

Investment Type	Senior Secured Trade Finance
Structure	Purchase and Repurchase Loan Facility
Facility Amount[1]	$1,000,000
Interest Rate[2]	11.33%
Approximate Repayment Period[3]	< 1 year
Sector	Farm-Product Raw Materials
Collateral Coverage Ratio[4]	≥1.25x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Food Security

[1]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.
[2]	The interest rate is a variable rate of three month Libor +11.00%.
[3]	Represents approximate repayment period of transactions drawn under the facility. Due to the revolving nature of trade finance facilities and the timing of their underlying transactions, the length of each transaction repayment period may vary, but generally will not exceed one year.
[4]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

In operation since 2005, the borrower is a wholly Kenyan-owned company engaged in the import and distribution of rice, sugar, and edible oils in Kenya. The Company’s financing provides the company with a source of short-term finance to purchase inventory, continue growing its market presence, and support the borrower’s objective of increasing food security throughout Kenya. The Company’s trade finance facility with the borrower is structured as part of a purchase and repurchase agreement and is secured primarily by the borrower’s rice inventory.

Sesame Seed Exporter

Investment Overview

Investment Type	Senior Secured Trade Finance
Structure	Revolving Facility
Facility Amount[1]	$2,000,000
Interest Rate	12.00%
Approximate Repayment Period[2]	< 1 year
Sector	Farm-Product Raw Materials
Collateral Coverage Ratio[3]	≥1.33x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Agricultural Productivity

[1]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.

[2]	Represents approximate repayment period of transactions drawn under the facility. Due to the revolving nature of trade finance facilities and the timing of their underlying transactions, the length of each transaction repayment period may vary, but generally will not exceed one year.
[3]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

In operation for over 40 years, the borrower is engaged in the purchase, processing, and export of sesame seeds and honey sourced from producers throughout Latin America and India. With a production capacity of over 3.5 million pounds of sesame seeds per year, the borrower sells its product to bakeries that supply leading global fast food chains, such as McDonalds. The Company’s financing provides the borrower with a source of short-term funding to purchase inventory, fulfill customer orders in a timely fashion, and support increases in agricultural productivity of its supplier base. The Company’s trade finance facility with the borrower is backed by accounts receivables and inventory or letters of credit.